For immediate release	For further information call: (CEO) Mark Bristow +44 779 775 2288 (CFO) Roger Williams +44 779 771 9660

LOULO GETS GO-AHEAD AS RANDGOLD RESOURCES

POSTS ANOTHER GOOD YEAR

London, 9 February 2004 – The London (RRS) and Nasdaq (GOLD) listed gold miner Randgold Resources today reported a net profit of US$47.5 million for 2003 and said it was proceeding with the development of its new mine at Loulo in Mali.

Earnings were down on those of 2002, when revenues were pumped up by a high grade bonanza at the Company's Morila joint venture, but were in line with management's expectations. Chief executive Dr Mark Bristow said the profit and balance sheet results had further strengthened the platform from which the Company is growing, with cash in hand exceeding US$100 million at the year-end.

Last week, Randgold Resources announced that it was going ahead with the development of Loulo at a cost of US$80 million. The open-pit operation is scheduled to start production in July 2005 and is expected to average 200 000 ounces per year over a six year period. Furthermore, Bristow said today, that continued exploration had confirmed that there was a high underground potential below the scheduled pits, which could turn Loulo into a long-life, medium size producer with total cash costs in the US$200 to US$230 per ounce range.

Meanwhile Morila's results for 2003 were fractionally off forecast with 793 992 ounces being produced at a cash operating cost of US$80/oz and a total cash cost of US$104/oz, a performance that retains its ranking as one of the world's largest and lowest cost gold mines. The latest life-of-mine schedule for Morila foresees gold production of 1.8 million ounces over the period 2004 to 2006 at an average estimated total cash cost of approximately US$170/oz.

"By its own high standards Morila had a tough fourth quarter, with an anticipated drop in grade, increased costs and a delay in the commissioning of the plant expansion. Seen in the context of its past performance and its future prospects, however, this is still a great mine which continues to deliver the goods," Bristow said.

The Company's discontinued Syama mine remains the subject of a due diligence investigation by Resolute Mining, which has an option to buy it. The option expires in April this year. Shareholders are referred to Resolute's quarterly announcement on 28 January 2004 for further information.

more

two

Randgold Resources invested US$13 million, excluding merger transaction costs, in exploration and new business activity during 2003. In addition to the deep drilling programme at Loulo, this included the definition of new targets in Senegal and the Morila region, and the expansion of the Company's footprint in southern Mali and Tanzania.

In Senegal, a major new gold-bearing structure has been outlined on the Kounemba permit, just south of the Sabodala mine. Known as Makana, the +6km gold-in-soil anomaly has been ranked as a priority and will be drill tested along with other targets in the area in the coming field season. In the Morila region, six new targets have been defined for drill testing and two new permits have been acquired.

In Tanzania, the Company now holds 12 licences totaling 710km2 and dominates approximately 30km of strike within the Musoma-Mara region. We have entered into a joint venture agreement with the Australian junior Goldstream in terms of which we can earn a 70% interest in the Nyati prospect by completing a bankable feasibility study.

"The past year has been another highly productive one for Randgold Resources, and with Loulo now out of the starting block, we look forward to maintaining a fast pace in 2004," said Bristow.

"There will be a strong operational focus on bringing Loulo in on time, as well as on making the most of Morila. We will nevertheless continue with our energetic pursuit of more major discoveries and attractive corporate deals."

It was also announced yesterday that the Randgold Resources board had decided to clear the way for the payment of dividends by expunging accumulated losses through the share premium account. The once off reconstitution of the balance sheet is still subject to shareholder and Jersey Court sanction.

Web site: www.randgoldresources.com

Issued on behalf of Randgold Resources Limited
by du Plessis Associates.
dPA contact Kathy du Plessis on Tel: 27(11) 728 4701,
mobile: (0)83 266 5847 or e-mail randgoldresources@dpapr.com

DISCLAIMER:

Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release. For a discussion on such risk factors, refer to the annual report on Form 20/F for the year ended 31 December 2002, which was filed with the Securities Exchange Commission on 27 June 2003.